Exhibit 99.5

Vicinity Motor Corp. Reports Third Quarter 2023 Financial Results

New Dealerships Expanding VMC 1200 Distribution Network Across North America

VANCOUVER, BC / November 13, 2023 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the third quarter ended September 30, 2023.

Third Quarter 2023 and Subsequent Operational Highlights

•	Order backlog as of September 30, 2023 exceeded $150 million, the vast majority of which are for electric vehicles.

•	Revenue increased to $6.5 million in the third quarter of 2023, primarily driven by the delivery of twenty-six (26) VMC 1200 all-electric trucks and eight (8) Vicinity Classic transit buses.

•	Securing new VMC 1200 distribution agreements to establish new dealerships in strategic markets across Canada, including one new dealership in Quebec, with several additional currently in the LOI stage with agreements currently being finalized.

•	Partnered with automated driving software platform provider ADASTEC to create an SAE Level-4 automated Vicinity Lighting EV transit bus (the Vicinity Autonomous Lightning EV) for the North American market, signing agreements to deploy a vehicle at both Michigan State University and the Buffalo Niagara Medical Campus in mid-2024.

•	Secured new orders for four Vicinity™ Classic Clean Diesel Buses from the Village of New Square, New York and four Vicinity™ Classic Clean Diesel Buses from Simcoe County, Ontario, marking Simcoe’s 7th re-order from Vicinity.

•	Attended leading industry and investor conferences internationally, including the American Public Transportation Association (APTA) TRANSform Conference & EXPO, the Fully Charged LIVE Canada event, and the LD Micro Main Event Investor Conference.

Management Commentary

“The third quarter was highlighted by the successful delivery of twenty-six (26) VMC 1200 electric trucks to our customer base and the continued diversification of our distribution network across North America,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Currently, in addition to our recently announced new dealership in Quebec, we have several additional LOIs in place to formalize new EV-specific dealerships, expanding the VMC 1200 sales and service coverage in strategic markets across Canada. Our new partners have strong fleet services know-how that supports local business and government customers - making them well suited to drive the future electrification of their client’s commercial fleets. Our new dealerships will target an underserved market with a compelling product at an extremely attractive price point, which is further reduced through Canadian federal and provincial rebates.

“During the quarter we partnered with automated driving software platform provider ADASTEC to create an SAE Level-4 automated Vicinity Lighting EV transit bus, the Vicinity Autonomous Lightning EV, for the North American market. The collaboration marks a substantial leap in the realm of transportation, with a strong emphasis on automated, connected, and shared solutions – driving innovation, accessibility, and sustainability. The partnership brings together our expertise in medium-duty, accessible, fully electrified low-floor transit vehicles with ADASTEC’s SAE Level-4 automated driving software platform. Together, we aim to revolutionize the mobility sector and make a lasting impact on communities and passengers. To this end, we signed agreements with Michigan State University and the Buffalo Niagara Medical Campus to deploy initial Vicinity Autonomous Lightning Electric transit buses.

“Turning to the transit bus business, it continues to help grow our backlog and serve as a foundational building block of our revenue mix. Our seventh order with Simcoe County, Ontario illustrated our commitment to building long-term, multi-order relationships and why we continue to serve as the dominant Canadian supplier in the mid-sized heavy-duty bus market. A new purchase with the Village of New Square, New York demonstrates our ability to serve both large public transportation systems and small communities, fulfilling immediate needs and positioning us to address an incredibly wide variety of customer needs.

“To support demand, our new U.S. manufacturing campus in Ferndale, Washington began production during the quarter to tackle the fulfillment of our growing order backlog which, as of September 30th, exceeded US$150 million. We celebrated its opening with a grand opening ceremony attended by Washington Governor Jay Inslee. The facility is designed to meet our current and future production needs for both buses and Class 3 VMC 1200 electric trucks. With a recently added $9.0 million credit facility for Ferndale with EDC, complementing a previous $30 million credit facility, we now have greater financial flexibility to invest in Vicinity’s next phase of growth.

“Looking ahead, we are aggressively building out our VMC 1200 dealer network continent-wide and ramping up production in our Ferndale facility to address the significant demand for this exciting new product. With improving margins, a growing sales funnel and strong backlog, we are positioning Vicinity for future success. We continue to see strong macro-economic tailwinds, with commercial EV adoption continuing to accelerate, supported by generous incentives throughout Canada. To seize this opportunity, we will remain laser-focused on scaling production in Ferndale in the fourth quarter and beyond, executing against our robust US$150+ million order backlog. I look forward to continued operational execution in the quarters to come as we strive to create sustainable, long-term value for my fellow shareholders,” concluded Trainer.

Third Quarter 2023 Financial Results
All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue grew to $6.5 million in the third quarter of 2023, as compared to $1.5 million in the third quarter of 2022. The increase in revenue was primarily driven by a change in product mix represented by 26 truck and eight bus deliveries in the third quarter, as compared to two buses in the same year-ago quarter. Revenue totaled $14.0 million for the nine months ended September 30, 2023, as compared to $16.4 million for the nine months ended September 30, 2022.

Gross profit in the third quarter of 2023 totaled $0.5 million, or 8% of revenue, as compared to a gross loss of $0.2 million, or (15%) of revenue, in the third quarter of 2022. The higher margins realized in 2023 are mainly a result of a product mix that has shifted to electric trucks, which generally have a higher margin profile as compared to transit buses.

Gross profit totaled $2.6 million, or 18% of revenue, for the nine months ended September 30, 2023, as compared to $1.0 million, or 6% of revenue in the nine months ended September 30, 2022. The gross margin for the nine months ended September 30, 2023 was positively affected by expired warranty of $0.9 million during the period. Excluding these adjustments, the gross margin for the nine months ended September 30, 2023 would have been 12%.

Cash used in operating activities totaled $19.0 million in the nine months ended September 30, 2023, as compared to $5.2 million in the nine months ended September 30, 2022.

Net loss in the third quarter of 2023 totaled $4.4 million, or $(0.10) per basic and diluted share, as compared to $7.4 million, or $(0.19) per basic and diluted share, in the third quarter of 2022. Net loss for the nine months ended Sept 30, 2023 improved to $7.6 million, or $(0.17) per basic and diluted share, as compared to $14.1 million, or $(0.37) per basic and diluted share, in the nine months ended September 30, 2022.

Adjusted EBITDA loss in the third quarter of 2023 totaled $1.9 million, as compared to $2.7 million in the third quarter of 2022. Adjusted EBITDA loss for the nine months ended September 30, 2023 totaled $3.7 million, as compared to $6.0 million in the nine months ended September 30, 2022.

Cash and cash equivalents as of September 30, 2023 totaled $2.0 million, as compared to $1.6 million as of December 31, 2022.

Third Quarter 2023 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time on Monday, November 13, 2023 to discuss Vicinity Motors’ third quarter financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. To participate, please use the following information:

Q3 2023 Conference Call and Webcast

Date: Monday, November 13, 2023
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10181340

Webcast: Vicinity Motors Q3 2023 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Wednesday, December 13, 2023. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10184073. A webcast will also be available by clicking here: Vicinity Motors Q3 2023 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

($US dollars in thousands – unaudited)	3 months ended September 30, 2023	3 months ended September 30, 2022	9 months ended September 30, 2023	9 months ended September 30, 2022
Net loss	(4,389)	(7,445)	(7,525)	(14,120)
Add back
Stock based compensation	70	250	459	712
Interest	1,520	589	3,160	1,775
Gain on modification of debt	(492)	—	(492)	(803)
Change in fair value of embedded derivatives	129	—	(25)	—
Foreign exchange (gain) loss	872	3,098	(182)	3,882
Amortization	347	731	909	2,213
Income tax	—	91	9	300
Loss on disposal of property and equipment	—	9	—	27
Adjusted EBITDA	(1,943)	(2,677)	(3,687)	(6,014)

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	September 30, 2023	December 31, 2022
		$	$

Current Assets
Cash and cash equivalents		1,969	1,622
Trade and other receivables		7,498	2,655
Inventory	3	13,654	10,068
Prepaids and deposits		11,812	3,801

		34,933	18,146
Long-term Assets
Intangible assets		14,385	14,273
Property, plant, and equipment	4	23,258	22,613

		72,576	55,032

Current Liabilities
Accounts payable and accrued liabilities		5,663	4,942
Credit facility	5	9,462	628
Current portion of deferred revenue	6	4,324	2,382
Current portion of provision for warranty cost	7	563	1,585
Current debt facilities	8	4,419	6,587
Convertible debt	9	3,029	—
Current portion of other long-term liabilities		448	449

		27,908	16,573

Long-term Liabilities
Other long-term liabilities	10	13,789	1,503
Provision for warranty cost	7	129	124

		41,826	18,200

Shareholders’ Equity
Share capital	11	76,806	75,983
Contributed surplus	11	7,787	7,088
Accumulated other comprehensive (loss) income		1,324	1,403
Deficit		(55,167)	(47,642)

		30,750	36,832

		72,576	55,032

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Loss
(Unaudited, in thousands of US dollars, except for per share amounts)

	Note	For the three months ended September 30, 2023	For the three months ended September 30, 2022	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022
		$	$	$	$

Revenue
Vehicle sales	14	5,196	363	10,164	12,182
Other	14	1,295	1,152	3,793	4,258
		6,491	1,515	13,957	16,440

Cost of sales	4	(5,980)	(1,749)	(11,379)	(15,441)

Gross profit (loss)		511	(234)	2,578	999

Expenses
Sales and administration		2,596	2,527	6,551	7,278
Stock-based compensation	11	70	250	459	712
Amortization		205	656	623	1,975
Interest and finance costs	8,9,10	1,520	589	3,160	1,775
Change in fair value of embedded derivatives	9	129	—	(25)	—
Gain on modification of debt	8	(492)	—	(492)	(803)
Foreign exchange (gain) loss		872	3,098	(182)	3,882

		4,900	7,120	10,094	14,819

Loss before taxes		(4,389)	(7,354)	(7,516)	(13,820)

Current income tax expense		—	91	9	300
Net loss		(4,389)	(7,445)	(7,525)	(14,120)

Loss per share
Basic & diluted		(0.10)	(0.19)	(0.17)	(0.37)

Weighted average number of common shares outstanding
Basic and diluted(1)		45,584,188	38,307,728	45,584,188	38,307,728

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited, in thousands of US dollars)

		Nine months ended	Nine months ended
	Note	September 30, 2023	September 30, 2022
OPERATING ACTIVITIES		$	$

Net loss for the year		(7,525)	(14,120)
Items not involving cash:
Loss on disposal of property and equipment		—	27
Gain on modification of debt		(492)	(803)
Amortization		909	2,212
Foreign exchange loss		1,194	4,065
Interest and finance costs	8,9	3,160	1,775
Change in fair value of embedded derivatives		(25)	—
Stock-based compensation	11	459	712
		(2,320)	(6,132)
Changes in non-cash items:
Trade and other receivables		(4,834)	(659)
Inventory	3	(3,760)	989
Prepaids and deposits		(8,127)	(1,615)
Accounts payable and accrued liabilities		793	3,609
Deferred consideration		—	(38)
Deferred revenue	6	1,960	(637)
Warranty provision	7	(1,016)	85
Taxes paid		(9)	(300)
Interest paid		(1,695)	(524)
Cash used in operating activities		(19,008)	(5,222)

INVESTING ACTIVITIES
Purchase of intangible assets		(341)	(553)
Proceeds from government subsidy		—	817
Purchase of property and equipment		(1,285)	(10,471)
Proceeds on disposal of property and equipment		—	252
Cash used in investing activities		(1,626)	(9,955)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	11	867	13,063
Share issuance costs	11	(44)	(1,162)
Proceeds of credit facility	5	8,753	659
Proceeds from convertible debt	9	2,939	—
Convertible debt financing fees	9	(159)	—
Proceeds from long-term loans	10	8,868	—
Repayment of long-term loans		(206)	(317)
Cash provided in financing activities		21,018	12,243
Effect of foreign exchange rate on cash		(37)	(353)
Increase (decrease) in cash and cash equivalents		347	(3,287)
Cash and cash equivalents, beginning		1,622	4,402
Cash and cash equivalents, ending		1,969	1,115

See accompanying notes to the consolidated financial statements